ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
	October 29, 2007	414.297.4900 FAX
www.foley.com

Via EDGAR and Federal Express		WRITER’S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL

CLIENT/MATTER NUMBER
042365-0111
Mr. Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Orion Energy Systems, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 2, 2007 File No. 333-145569
Dear Mr. Mancuso:
     On behalf of our client, Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 22, 2007 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
     Enclosed with the hard copies of this response letter please find a copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1 which was filed today via EDGAR with the Commission. The copy is marked to show the changes made from Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on October 2, 2007.
Some of the intellectual property we use in our business, page 15
1.	We note that your response to prior comment 9 is limited to patents; however, prior comment 9 addressed all intellectual property — not solely patents. Therefore, we reissue the comment.
     We respectfully advise the Staff on a supplemental basis that the Company does not currently derive any revenue from patents or patent applications owned by the Company’s chief executive officer that have not been previously assigned to the Company. Further, the Company’s chief executive officer does not own any registered copyrights or trademarks; accordingly, the Company does not derive any revenue from these sources. The amount of revenue that the Company derives from other forms of non-assigned intellectual property owned by the Company’s chief executive officer, such as technical know-how, ideas, techniques, research, processes and marketing and business plans, is unknown and not quantifiable. The Company intends the risk factor found under “Risk Factors — Risks Relating to Our Business — Some of the intellectual property we use in our business is owned by our chief executive officer,” which the Company modified in response to the Staff’s prior comment 9 and this comment, to address the potential risks relating to the ownership by the Company’s chief executive officer of such other non-assigned intellectual property.

BOSTON	LOS ANGELES	SACRAMENTO	TALLAHASSEE
BRUSSELS	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO/DEL MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.
JACKSONVILLE	ORLANDO	SILICON VALLEY

Mr. Russell Mancuso
October 29, 2007

Industry and Market Data Forecasts, page 25
2.	Refer to the last bullet point in your response to prior comment 3. If you have not obtained the consent from the sources of the data you cite, please tell us how you determined that the data remains current and reliable.
     We respectfully advise the Staff on a supplemental basis that the Company has researched the information provided on the websites of the various sources to which it cites and has disclosed in its Registration Statement the most current publicly available information from these sources relating to the statistics the Company provides. The Company has identified specific dates when citing these sources to avoid potential investor confusion. The Company believes that, based on its industry and market experience, these sources provide reliable information to the public as described under “Industry and Market Data and Forecasts.”
Use of Proceeds, page 26
3.	With a view toward clarifying the disclosure in response to prior comments 11 and 12, please tell us how you determined the size of the offering required to support your anticipated future growth.
     We respectfully advise the Staff on a supplemental basis that while the Company has broadly considered a variety of alternative uses for the proceeds to be received upon the sale of its shares of common stock, including as set forth under “Use of Proceeds,” it has not allocated precise dollar amounts to specific uses of capital or to specific operating or capital budget requirements or plans. Please see the Company’s risk factor set forth under “Risk Factors — Risks Relating to this Offering and Our Common Stock — Our management will have broad discretion in allocating the proceeds of this offering.” The Company believes that it is impractical to quantify such potential uses of funds or to relate them to the size of the offering at this time, since its current potential alternatives for the use of proceeds could change significantly depending upon market acceptance of its products, consumer reaction to its sales and marketing efforts, capital expenditure requirements, potential future acquisitions, and a variety of other factors that make it difficult to estimate with any degree of precision how future capital resources will be deployed or to relate such factors to the relative size of the offering. As a result, the Company has revised its disclosure under “Prospectus Summary — The Offering” and “Use of Proceeds” to clarify the anticipated general uses of capital raised in the offering and to remove any potential inference that the Company has quantified how those proceeds will support anticipated future growth.

Mr. Russell Mancuso
October 29, 2007

Gross Margin, page 40
4.	The first bullet point in your response to prior comment 17 indicates that the margin on your backlog will generally be consistent with the trend disclosed for the first fiscal quarter. However, since your current disclosure on page 40 describes both increased and decreased margin trends, it is unclear how investors are to know the effects on margin of your current backlog. Please revise for clarity.
     We respectfully advise the Staff on a supplemental basis that the Company expects that completion of its existing backlog as of September 30, 2007 will likely result in realizing gross margin on such orders in the third quarter of fiscal 2008 that will be generally consistent with and support the increasing gross margin trend that the Company has realized over the prior five fiscal quarters, subject to the various factors affecting the variability of its gross margin as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Gross Margin.” The Company does not believe that additional disclosure of such expectation in the Registration Statement is appropriate or useful to investors given that the Company’s backlog as of September 30, 2007 will not constitute all of the total revenue that the Company expects to realize in its fiscal 2008 third quarter and because of the other potential risks and uncertainties of projecting such potential margin improvements since the Company’s gross margin in its third quarter may be further affected by the factors described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Gross Margin.”
5.	We note your response to the third bullet point of prior comment 17. Please discuss any uncertainty regarding the effect that your shared savings type sales and energy management services might have on your margins and other historic results of operations.
     We respectfully advise the Staff on a supplemental basis that the Company does not expect the impact of its sales-type financing program over the remainder of its fiscal 2008 to have a material effect on its margins or other results of operations compared to prior periods. Similarly, while the Company has disclosed its recent historical trend of service revenue gross margins resulting in higher gross margins than those realized on product revenue, the future impact of service revenue on the Company’s gross margin is subject to the relative mix of product revenue and service revenue in future periods, as well as the other factors affecting the variability of the Company’s gross margin as set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Gross Margin.” The Company does not believe that additional disclosure of such expectation in the Registration Statement is appropriate or useful to investors given the potential risks and uncertainties of projecting such potential trends.
Research and Development, page 40
6.	We note your disclosure in response to prior comment 18. Please replace vague disclosure like “efforts relating to” with specific information that investors can use to evaluate your activities.
     We respectfully advise the Staff that the Company has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Six Months Ended September 30, 2007 Compared to Six Months Ended September 30, 2006

Mr. Russell Mancuso
October 29, 2007

— Operating Expenses — Research and Development” on page 38 to remove all reference to amounts spent on regulatory and legislative initiatives because the Company believes that these initiatives are now immaterial for the periods presented in relation to the Company’s overall level of expenditures on research and development activities for the periods presented.
Indebtedness, page 48
7.	We note your response to prior comment 21; however, since the waiver was dated in March 2007, it is unclear how a discussion of your liquidity and capital resources would be complete without describing the issues that caused the default and how you addressed them. Therefore, we reissue the comment.
     We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness” on page 45 in response to this comment.
Stock-based Compensation, page 52
8.	Please refer to comment 25. We recognize your response and will delay our final assessment of your response pending inclusion of the estimated IPO price range.
     We respectfully advise the Staff that, in order to facilitate and expedite the Staff’s review and assessment of this matter, the Company intends to provide to the Staff on a supplemental basis a preliminary estimate of its initial public offering price range and related disclosure.
Products, page 63
9.	It is unclear where you have disclosed the quantitative disclosure by product class as required by Regulation S-K Item 101(c)(1)(i). Therefore, we reissue prior comment 28.
     We respectfully advise the Staff that the Company has revised the disclosure under “Business — Products and Services” on page 61 in response to this comment.
Our Customers, page 65
10.	We note your response to comment 32. Please provide us with a detailed analysis of why you believe disclosure is not required under Item 101 of Regulation S-K. Include in your analysis citations to any SEC releases or guidance upon which you rely.
     We respectfully advise the Staff that the Company revised its disclosure under “Business — Our Customers” on page 63 to include the name of the customer that accounted for over 20% of its consolidated revenues for the first half of fiscal 2008 in response to this comment. The Company has also revised the Registration Statement to identify this customer under “Prospectus Summary — Our Business,” “Risk Factors — Risks Relating to Our Business — We depend upon a limited number of customers in any given period to generate a substantial portion of our revenue,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

Mr. Russell Mancuso
October 29, 2007

Our History and Development, page 67
11.	We note your response to prior comment 27. Please clarify whether you discontinued selling products other than those mentioned on page 63.
     We respectfully advise the Staff on a supplemental basis that the Company is no longer a distributor of products manufactured by others. The Company has not discontinued the sale or manufacture of any of its other products. The Company has revised its disclosure under “Business — Our History and Development” on page 65 in response to this comment.
Executive Compensation, page 72
12.	With a view toward clarified disclosure, please expand your response to prior comment 39 to tell us when the committee last met, when they will meet again, and the content of the current proposals that the committee is considering regarding the matters addressed in the comment.
     We respectfully advise the Staff on a supplemental basis that the compensation committee of the Board of Directors of the Company has met several times and is still in the process of working with its independent compensation consultant, legal advisors and management to analyze and assess the various potential terms and conditions of the Company’s executive compensation programs that serve as the subject of this comment and prior comment 39. Certain actions taken by the compensation committee regarding the addition of stock ownership guidelines for executive officers and non-employee directors and a new compensation plan for its non-employee directors are reflected under “Executive Compensation — Compensation Discussion and Analysis — Other Policies — Executive Officer Stock Ownership Guidelines” and “Executive Compensation — Director Compensation.” The Company believes that the compensation committee may take additional action on the other referenced executive compensation-related matters prior to the effective date of the Registration Statement, in which case the Company will revise its disclosure under “Executive Compensation.” However, these matters ultimately constitute decisions for the compensation committee of the Board of Directors, and the Company is not in a position to discuss in greater detail the matters currently being considered and discussed by the compensation committee. The compensation committee does not have any obligation to make changes to the Company’s current executive compensation plans and programs and may ultimately determine not to do so, or it may determine to adopt compensation plans that are significantly different than those currently under consideration. The Company will further update the disclosure under “Executive Compensation” if and when the compensation committee takes definitive action. Alternatively, if the compensation committee determines not to take action on these compensation-related items, then the Company will update the disclosure under “Executive Compensation” to reflect this fact.
Setting Executive Compensation, page 72
13.	We note your response to comment 40. Please disclose the names of the 96 companies contained in the Towers Perrin market report.
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Setting Executive Compensation” on pages 71 and 72 in response to this comment. The Company has also revised its disclosure under this

Mr. Russell Mancuso
October 29, 2007

section to reflect the names of certain additional companies against which the compensation committee of the Company’s board of directors is benchmarking certain executive compensation components.
Long-Term Equity Incentive Compensation, page 76
14.	Please revise your disclosure to more specifically explain how the factors disclosed resulted in a determination that 250,000 shares was the appropriate number.
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Long-Term Equity Incentive Compensation” on page 76 in response to this comment.
Severance and Change in Control Arrangements, page 80
15.	Please expand the disclosure added in response to prior comment 46 to clarify how you define “market practice” and “competitive.”
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Payments Upon Termination or Change of Control — New Employment Agreements” on page 86 in response to this comment.
16.	From the disclosure added in response to prior comment 47, it is unclear how you chose these triggering events over any other triggering events that would represent a “significant change in ownership.” Please revise for clarity.
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Payments Upon Termination or Change of Control — New Employment Agreements” on page 87 in response to this comment.
Director Compensation, page 90
17.	Please refer to comment 48. We note that your option grants to directors were intended to compensate directors for past and future services. Please identify the service period intended to be compensated by each option grant.
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Director Compensation” on page 90 in response to this comment.
Principal and Selling Shareholders, page 92
18.	Please expand your response to prior comment 50 to tell us how GE Capital Equity Investments makes voting and investment decisions with regard to your securities in a manner that no individuals have or share directly or indirectly beneficial ownership of those securities.
     We respectfully advise the Staff on a supplemental basis that representatives of GE Capital Equity Investments, Inc. (“GECEI”), an indirect wholly-owned subsidiary of General Electric

Mr. Russell Mancuso
October 29, 2007

Co., a publicly traded corporation (“GE”), have supplementally advised the Company that GE has a complex internal structure and reporting lines with matrix responsibility such that multiple individuals have authority over any given matter, and decisions by any one individual are subject to review by others. GECEI has informed us that no individual employed by GE or any of its subsidiaries is a beneficial owner (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) of the Company’s securities or of any security owned by GE.
19.	Based on the information provided in your response to prior comment 51, we are unable to agree that the transactions in which the registrant sold the selling stockholders the very shares that are now being offered to the public need not be disclosed. See Regulation S-K Item 507. Please disclose all such transactions that occurred within the past three years.
     We respectfully advise the Staff that, in response to this comment, the Company will revise its disclosure under “Principal and Selling Shareholders” in a future amendment to the Registration Statement to describe the transactions over its prior three fiscal years in which the Company sold or issued shares to the selling shareholders to be identified in the Registration Statement, although the Company does not know which of such shares (if any) that those selling shareholders may offer to sell in the offering. The Company has revised its disclosure under “Principal and Selling Shareholders” on page 94 to include the footnotes that will serve as the basis for the descriptions of these various transactions, which footnotes will be attributed as appropriate to the identified selling shareholders.
Patrick J. Trotter, page 96
20.	We note your disclosure on page 50 about your receipt of a below-market interest rate promissory note from Mr. Trotter. Please discuss the nature and amount of these restatements in your discussion of the related-party transaction with Mr. Trotter. Please also tell us why you should not revise your statement on page 95 about your belief that all related-party transactions were on terms and conditions that were not materially less favorable than you could have obtained from unaffiliated third parties.
     We respectfully advise the Staff that the Company has revised its disclosure under “Related Party Transactions” on page 96 in response to this comment. Additionally, we respectfully advise the Staff on a supplemental basis that the interest rate on the promissory note from Mr. Trotter was the applicable federal rate (or “AFR”) at the time the note was issued, which the Company’s audit committee and board of directors believed was not, at that time, a “below-market” interest rate. It was subsequently determined in connection with preparation for this offering that the interest rate was considered “below-market” solely for accounting purposes pursuant to generally accepted accounting principles. The audit committee and board of directors of the Company believed that AFR was within a reasonable range of interest rates that could have been obtained in a transaction with a similarly situated unaffiliated individual, and therefore that the Company does not believe it should not be required to revise the indicated statement regarding its belief that all related-party transactions were on terms and conditions that were not materially less favorable than it could have obtained from unaffiliated third parties.
Revenue Recognition, page F-11
21.	Please refer to prior comment 62. Please tell us and revise to disclose how your apply EITF 00-21 in your accounting for revenues with multiple elements. In your disclosure, it should be clear when you defer revenues, how you measure the deferred amounts and when you

Mr. Russell Mancuso
October 29, 2007

recognize the revenues that are deferred. Tell us and disclose how you consider acceptance provisions in your revenue recognition policy.
     We respectfully advise the Staff that the Company has revised its disclosure regarding “Revenue Recognition” in Note A to its Notes to Consolidated Financial Statements on pages F-11 and F-12 in response to this comment.
22.	Please refer to prior comments 64 and 65. Please tell us in more detail about the significant terms of your sales-type programs. Please also tell us the significant terms of your agreements with third party finance companies wherein you enter into an exchange for cash and future payments. Explain the nature of the future payments and how you determine the net present value of the future payments.
     We respectfully advise the Staff that the Company has revised its disclosure under “Revenue Recognition” in Note A to its Notes to Consolidated Financial Statements on pages F-11 and F-12 to disclose the level of revenue and significant terms of our sales-type programs and arrangements with third party finance companies in response to this comment.
Net Income (loss) per Common Share, page F-14
23.	Please refer to prior comment 66. We note that you adjusted your net income attributable to common shareholders and basic net income per share in response to our prior comment to reflect the participation rights of the preferred shareholders that is required by EITF 03-6 under the two-class method. Please revise to provide the disclosures required by SFAS 154 for the correction of errors, or tell us why the disclosures are not required.
     We respectfully advise the Staff on a supplemental basis that the Company considered SFAS 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3” and SAB 99, “Materiality,” and determined the adjustments to net income attributable to common shareholders, basic net income per share attributable to common shareholders of $0.02 in fiscal 2007, $0.01 in the six month period ended September 30, 2006, and $0.02 in the six month period ended September 30, 2007 and diluted net income per share attributable to common shareholders of $0.01 in fiscal 2007 were not material to the Company’s financial statements. In reaching its conclusion, the Company considered the significance of the changes to users of these financial statements and the Company did not believe that the changes in light of all circumstances would have changed the judgment of a reasonable person relying upon these financial statements. In particular, the Company considered that (i) upon closing of this offering, all preferred shares will convert into common stock; (ii) the basic and diluted net income per share attributable to common shareholders is not indicative of the Company’s performance following consummation of this offering due to the dilution created by conversion of preferred shares into common stock, and the dilution due to the additional shares of common stock to be issued as part of this offering; (iii) disclosure under “Dilution” provides a dilution calculation upon effectiveness of the offering; (iv) the Company is not obligated to pay dividends unless declared by its board of directors; (v) dividends, other than those contractually accumulated on redeemable preferred stock, cannot be legally declared and paid unless the Company has positive retained earnings which it does not have and will not have prior to the effectiveness of this offering; and (vi) the Company is restricted from paying dividends on its preferred stock by the terms of its revolving credit facility and other debt instruments.

Mr. Russell Mancuso
October 29, 2007

     The Company also considered such other qualitative factors to determine if the effect of the adjustments (1) masked a change in earnings or other trends; (2) would have hidden a failure to meet analysts’ expectations; (3) would have changed income to a loss or vice versa; (4) would have affected compliance with regulatory, loan or other contractual requirements; (5) would have changed management’s compensation or (6) concealed an unlawful transaction, and the Company determined that the adjustments had no such effects.
     Given both the qualitative analysis and small quantitative amounts involved, the Company believes the aforementioned adjustments are not material based upon the guidance in SAB 99 and do not require further disclosure under the requirements of SFAS 154.
Note F. Temporary Equity and Shareholders’ Equity, page F-21
24.	Please refer to prior comment 70. Please disclose the method and period over which you are accreting the carrying value to the redemption value.
     We respectfully advise the Staff that the Company has revised its disclosure under “Series C Redeemable Preferred Stock” in Note G to its Notes to Consolidated Financial Statements on page F-23 in response to this comment.
Exhibits, page II-3
25.	We note your response to prior comment 73; however, the exhibits you file should be complete, including all attachments, unless the exhibit is properly filed under Regulation S-K Item 601(b)(2) and you comply with the last sentence of Item 601(b)(2). We note example, the missing attachments from exhibit 4.10.
     We respectfully advise the Staff that the Company has filed with Amendment No. 2 to the Registration Statement the exhibits relating to each of Exhibits 2.1 and Exhibit 4.10. Accordingly, the Company believes that it has fully complied with Item 601 with respect to the filing of exhibits to the Registration Statement.
Signatures
26. Please do not omit text required on the Signatures page.
     We respectfully advise the Staff that the Company has revised its disclosure on the Signatures page in response to this comment.
*       *       *       *
     In addition to the revisions noted above, certain other changes have been made to the Registration Statement, all of which are noted in the hard copies of Amendment No. 2 to the Registration Statement. The Company believes all such changes are conforming or clarifying changes or changes of a nonsubstantive nature, except for the following:

Mr. Russell Mancuso
October 29, 2007

•	The Company has updated the financial information in the document to reflect data for its second fiscal quarter ended September 30, 2007 and the first half of fiscal 2008. The Company has also updated statistical data internally generated by the Company to September 30, 2007. These changes impact the following sections of the Registration Statement: “Prospectus Summary,” “Selected Historical Consolidated Financial Data,” “Capitalization,” “Dilution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related Notes to Consolidated Financial Statements, as well as various financial statistics cited throughout “Business.”
•	The Company has updated share-related information in the document to October 15, 2007, the latest practical date. These changes impact the following sections of the Registration Statement: “Prospectus Summary,” “Principal and Selling Stockholders,” “Description of Capital Stock,” and “Shares Eligible for Future Sale.”
•	The Company has made changes in “Executive Compensation” to reflect certain actions taken by the compensation committee of the Company’s board of directors since the filing of Amendment No. 1 to the Registration Statement.
•	The Company has made changes under “Executive Compensation” and “Principal and Selling Shareholders” to reflect the cancellation by the Company of certain shares of the Company’s common stock and certain options to purchase shares of the Company’s common stock held by Mr. James L. Prange.
•	The Company has included graphics and text in the inside front and back covers of the prospectus forming a part of the Registration Statement.
*       *       *       *
     In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter in the form described in the Comment Letter.

Mr. Russell Mancuso
October 29, 2007

     If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Peter C. Underwood at (414) 297-5630.
Very truly yours,
/s/ Steven R. Barth
Steven R. Barth
Enclosures
          cc (without enclosures):
Joseph McCann
Dennis Hult
Kaitlin Tillan
  Securities and Exchange Commission
Neal R. Verfuerth
Daniel J. Waibel
Eric von Estorff
  Orion Energy Systems, Inc.
Carl R. Kugler
Peter C. Underwood
  Foley & Lardner LLP
Kirk A. Davenport II
  Latham & Watkins LLP